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                                           Filed By VERITAS Software Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Seagate Technology, Inc.
                                                   Commission File No. 001-11403



                          VERITAS SOFTWARE CORPORATION

                         E-MAIL COMMUNICATION CONCERNING

          MULTI-COMPANY TRANSACTION INVOLVING SEAGATE TECHNOLOGY, INC.

                        AND VERITAS SOFTWARE CORPORATION

To All,

Today at approx. 1:15 p.m. PST VERITAS* Software Corporation (Nasdaq: VRTS) along with Seagate Technology (NYSE: SEG) and Silver Lake Partners will announce a $20 billion, multi-company transaction. In the transaction, Seagate will become a privately-held company, VERITAS Software will receive all of the approximately 128 million shares of VERITAS Software stock currently held by Seagate and up to $1 billion in additional cash and other securities, and the Seagate stockholders will receive a combination of VERITAS Software stock and cash. For VERITAS Software, the transaction decreases total shares outstanding, generates cash, eliminates the share overhang of Seagate's approximate 33 percent ownership in VERITAS Software and increases shareholder liquidity by increasing VERITAS Software's available float. For Seagate, the plan is structured to deliver the maximum value of Seagate's assets to its stockholders, to expedite execution of the company's business strategy, and to accelerate the ongoing transformation of its core disc drive business.

This is an exciting announcement for all VERITAS Software stockholders, especially employees. As employees we will all benefit from owning stock in a company that, following the transaction, will have a significantly increased available float, reduced shares outstanding and up to $1 billion in additional cash and other securities for strategic investments and other purposes. Please be aware, this is purely a financial transaction. Other than the benefits spelled out above, this should not have any impact on our


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operations, internally, or with our customers and partners.

To see the full text of this announcement and an FAQ go to http://vnet.veritas.com/ http://vnet.veritas.com/ and look under Hot News.

Mark Leslie and Ken Lonchar will hold an employee teleconference later today to further explain and discuss this transaction.

Date:                        Wednesday, March 29, 2000
Time:                        4:00 p.m. Pacific Time
US Dial-in:                  800-633-8479
International Dial-in:       212-896-6107
Verbal Code:                 VERITAS Software Employee Call

To save on the port charges, please buddy up in large offices or conference rooms, some noted below. It is best if you dial into the call a few minutes early.

Some Conference Rooms for your use:

Mountain View 1:      Boardroom (2020) and Customer Support Conference
Room (1003)
Mountain View 2:      Demo Room (144)
Mountain View 3:      Mercury (1101) and Universe (2303)
Pleasanton 2:         Sales Conference Room
San Luis Obispo:      West Wing - Yosemite
                      East Wing - Sequoia
                      Main Building - Exec Conference Room
Florida:                     4th Floor Boardroom

For those of you absent or in off time zones, there will be a re-broadcast from Vnet tomorrow (Thursday), please refer to Vnet for further information.



                     * * * * * * * * * * * * * * * * * * * *

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements regarding, among other things, the timing, effect, and potential value of the transaction, are based on the current expectations and beliefs of managements of Seagate and VERITAS Software, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the transaction to close due to the failure to obtain regulatory or other approvals; the failure of the transaction to close due to the failure of Silver Lake Partner's financing source to fulfill certain financial commitments; the failure of the Seagate or VERITAS Software stockholders to approve the merger; the risk of unanticipated costs of effecting the transaction; the risk that liabilities will arise and the new private company will be unable or unwilling to


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satisfy its proposed indemnification obligations to VERITAS Software; the risk that the economic terms of the transaction will vary substantially due to changes in the market prices of VERITAS software or the investment securities and the impact of the operations of Seagate and the resulting cash balances at closing; and the risk that the Internal Revenue Service will determine that the transaction is taxable to the Seagate stockholders.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both Seagate and VERITAS Software as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors Affecting Future Operating Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Seagate's Form 10-K its fiscal year ended July 2, 1999 and its Form 10-Q for its fiscal quarter ended December 31, 1999, and in the "Factors That May Affect Future Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations" section of VERITAS Software's Form 10-Q for its fiscal quarter ended September 30, 1999.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Seagate and VERITAS Software are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Seagate and VERITAS Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Seagate or VERITAS Software by directing such requests to the respective investor relations contacts listed below.

Seagate and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate 's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the Seagate investor relations' contacts listed below.

VERITAS Software and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS Software's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS Software's S-1 Registration Statements filed with the Securities and Exchange Commission on September 22, 1999, as supplemented. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the VERITAS Software investor relations' contacts listed below.
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FOR MORE INFORMATION CONTACT:

SEAGATE TECHNOLOGY                   VERITAS SOFTWARE

Media Relations                      Media Relations
Julie A. Still 831-439-2276          Erin Jones 805-783-4528
Julie_a_still@notes.Seagate.com      erin.jones@VERITAS.com
Forrest W. Monroy 831-439-2838       Rebecca Glenn 650-318-4362
Forest_w_monroy@Seagate.com          rebeca.glenn@VERITAS.com
Philip D. Montero 831-439-2862       Martha Blackwell 805-782-4175
Philip_d_montero@notes.Seagate.com   martha.blackwell@VERITAS.com

Investor Relations                   Investor Relations
Bill Rowley 831-439-2371             Dave Galiotto 650-318-4047
Bill_Rowley@notes.Seagate.com        dave.galiotto@VERITAS.com
Denise Franklin 831-439-2789         Borah Kim 650-318-4514
Denise_franklin@notes.Seagate.com    borah.kim@VERITAS.com